antisense
THERAPEUTICS

07020360

2 January 2007

RECEIVED
JAN 1 8 2007
SEC MAIL PROCESSING SECTION WASH. D.C. 180

Securities and Exchange ...on
Judiciary Plaza
450 Fifth Street
Washington DC 20549
UNITED STATES OF AMERICA

PROCESSED
JAN 1 8 2007
THOMSON FINANCIAL

SUPPL

Dear Sir/Madam

Re: Antisense Therapeutics Limited

Please find attached copies of documents lodged with the Australian Stock Exchange (ASX) and Australian Securities & Investments Commission (ASIC).

Date of Announcement/Lodgement	To:	Title	No of pages
15 November 2006	ASX	Notice of Change of Interests of Substantial Holder	4
16 November 2006	ASX	Notice of Initial Substantial Holder	3
8 December 2006	ASIC	Form 484 - Annual Company Statement	10
20 December 2006	ASX	Announcement – Growth & Sight Disorders drug, ATL1103 to progress towards clinical development.	2

Yours sincerely

Mark Diamond
Managing Director

Encls.

circadian
technologies limited

15 November 2006

The Companies Section
The Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000

Dear Sir/Madam

Substantial Holding Notice for Antisense Therapeutics Limited

We enclose Form 604 "Notice of Change of Interests of Substantial Holder" with respect to holdings in Antisense Therapeutics Limited by Polychip Pharmaceuticals Pty Ltd (Polychip) (a wholly owned subsidiary of Circadian Technologies Limited) and Syngene Limited (an associate - 42.38% owned by Polychip).

Yours faithfully

Natalie Korchev
Company Secretary

Level 1, 10 Wallace Avenue,
Toorak, Victoria 3142, Australia
P: +61 (3) 9826 0399
Circadian Technologies Limited F: +61 (3) 9824 0083
ABN 32 006 340 567 www.circadian.com.au

FORM 604

Corporations Act 2001
Section 671B

NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER

To: **ANTISENSE THERAPEUTICS LIMITED (ANP)**

ACN: **095 060 745**

1. Details of substantial holder (1)

Name: POLYCHIP PHARMACEUTICALS PTY LTD (POLYCHIP)
(A WHOLLY OWNED SUBSIDIARY OF CIRCADIAN TECHNOLOGIES LIMITED):
AND
SYNGENE LIMITED (SYNGENE) (42.38% OWNED BY POLYCHIP)

ACN: 006 455 456 (POLYCHIP)
006 161 753 (SYNGENE)

There was a change in the interests of the substantial holder on **13/11/2006 & 15/11/2006**

The previous notice was given to the company on **11/04/2006** (as amended on 25/10/06)

The previous notice was dated **11/04/2006** (as amended on 25/10/06)

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary:				
Polychip	102,739,830	22.13%	102,739,830	19.26%
Syngene Limited[A]	54,413,467	11.72%	54,413,467	10.20%
Total	**157,153,297**	**33.85%**	**157,153,297**	**29.46%**

[A] *Polychip Pharmaceuticals Pty Ltd has a 42.38% interest in Syngene Limited and Syngene Limited owns 54,413,467 ordinary shares in Antisense Therapeutics Limited.*

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected (no. of shares)
13/11/06	Polychip; Syngene	New share issue of 60 million ordinary shares by ANP to a professional investor which has diluted each of Polychip's and Syngene's respective interests in ANP.	N/A	Number of ordinary shares not affected.	Number of votes/ shares not affected.
15/11/06	Polychip; Syngene	New share issue of 9 million ordinary shares by ANP to a professional investor which has diluted each of Polychip's and Syngene's respective interests in ANP.	N/A	Number of ordinary shares not affected.	Number of votes/ shares not affected.

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Polychip Pharmaceuticals Pty Ltd	Polychip Pharmaceuticals Pty Ltd	Polychip Pharmaceuticals Pty Ltd	Beneficial Owner	Ordinary shares 102,739,830	102,739,830
Syngene Limited *(Polychip has a 42.38% interest in Syngene)*	Syngene Limited	Syngene Limited	Beneficial Owner	Ordinary shares 54,413,467	54,413,467

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address (Registered Office)
Polychip Pharmaceuticals Pty Ltd	Rialto Towers, Level 23, 525 Collins Street, Melbourne
Circadian Technologies Limited	Rialto Towers, Level 23, 525 Collins Street, Melbourne
Syngene Limited	Level 1, 10 Wallace Avenue, Toorak, Victoria

Signed by:

Natalie Korchev
Company Secretary
15 November 2006

CLAYTON UTZ

Sydney Melbourne Brisbane Perth Canberra Darwin

Clayton Utz
Lawyers
Levels 19-35
No. 1 O'Connell Street
Sydney NSW 2000
Australia

PO Box H3
Australia Square
Sydney NSW 1215
DX 370 Sydney

T +61 2 9353 4000
F +61 2 8220 6700
www.claytonutz.com

16 November 2006

By Facsimile - 1900 999 279

Australian Stock Exchange
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Our reference: 15087/15091/80051401

Dear Sirs

Notice of Initial Substantial Holder - Antisense Therapeutics Limited

Enclosed is a Form 603 Notice of Initial Substantial Holder filed on behalf of Firebird Global Master Fund Ltd, Firebird Global Master Fund II, FGS Advisors, LLC and FG2 Advisors (collectively, the "**Firebird Group**").

Yours faithfully

Mark Williamson, Partner
+61 2 9353 4196
mwilliamson@claytonutz.com

Enclosure

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Antisense Therapeutics Limited
ACN/ARSN	095 060 745

1. Details of substantial holder (1)

Name	Firebird Global Master Fund Ltd (the "Fund I"), Firebird Global Master Fund II Ltd (the "Fund II"), FGS Advisors, LLC (the "Advisor I") and FG2 Advisors, LLC (the "Advisor II") (collectively, the "Firebird Group")
ACN/ARSN (if applicable)	

The holder became a substantial holder on 13 / 11 / 2006

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary Shares ("Shares")	64,943,717	64,943,717	12.39%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Fund I	Owner of the Shares	32,943,717 Shares
Fund II	Owner of the Shares	32,000,000 Shares
Advisor I	As investment adviser of Fund I	32,943,717 Shares
Advisor II	As investment advisor of Fund II	32,000,000 Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Fund I and Advisor I	Fund I	Fund I	32,943,717 Shares
Fund II and Advisor II	Fund II	Fund II	32,000,000 Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Fund I and Advisor I	13 November 2006 - Placement	$900,000	-	30,000,000 Shares
Fund I and Advisor I	13 November 2006 - On-market acquisition	$91,255.23	-	2,943,717 Shares
Fund II and Advisor II	13 November 2006 - Placement	$900,000	-	30,000,000 Shares
Fund II and Advisor II	13 November 2006 - On-market acquisition	$62,000	-	2,000,000 Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Fund I	Advised by Advisor I
Fund II	Advised by Advisor II
Advisor I	As investment adviser of Fund I, the Advisor has power to control the voting of the Shares in Fund I. Advisor I has a common board of directors with Advisor II.
Advisor II	As investment adviser of Fund II, the Advisor has power to control the voting of the Shares in Fund II. Advisor II has a common board of directors with Advisor II.

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Fund I	1 Capital Place, PO Box 847, Grand Cayman, Cayman Islands
Fund II	1 Capital Place, PO Box 847, Grand Cayman, Cayman Islands
Advisor I	152 West 57th Street, 24th Floor, New York NY 10019 USA
Advisor II	152 West 57th Street, 24th Floor, New York NY 10019 USA

Signature

print name James Passin

capacity *Signatory of Fund I and Fund II, Director of Advisor I and Director of Advisor II*

sign here

date 11, 15, 06

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Australian Securities &
Investments Commission

Forms Manager

Form being prepared

Date/time: 06-12-2006 12:20:09
Reference Id: 74414820

Form 484
Corporations Act 2001

Change to company details

Lodged with ASIC 6/12/06

Company details

Company name
ANTISENSE THERAPEUTICS LIMITED
Australian Company Number (ACN)
095 060 745

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
LILLIS SERVICES PTY LTD
ASIC registered agent number (if applicable)
18960

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
Capacity
Signature

Date signed

C2 Issue of shares

New share issues are listed in the table below.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	69000000	0.03	0

Earliest Date of issue **15-11-2006**

C3 Change to share structure

The updated details for this changed share class are shown in the table below.

Share class code	Full title if not standard	Total number of shares	Total amount paid on these shares	Total amount unpaid on these shares
ORD	ORDINARY SHARES	533352499	40777519.52	0.00

Earliest date of change **15-11-2006**

C4 Changes to the register of members

The changes apply to members whose shareholding has changed

Changes to member's register details

Member details

Company Name
CITICORP NOMINEES PTY LTD

ABN or ACN or ARBN or ARSN
000 809 030

Address
GPO BOX 764 G
MELBOURNE VIC 3000

Earliest date of change **05-12-2006**

The changes are

Share class code	Shares Increased by	Share Decreased by	Total number now held	Total $ paid	Total $ unpaid	Fully paid	Benefically held	Top 20 member
ORD	10863717		15711945			Y	N	Y

The changes apply to members whose shareholding has changed

Changes to member's register details

Member details

Company Name
LINK TRADERS (AUST.) PTY LIMITED

ABN or ACN or ARBN or ARSN
002 065 849

Address
UNIT 405
25 LIME STREET
SYDNEY NSW 2000

Earliest date of **05-12-2006**

change

The changes are

Share class code	Shares Increased by	Share Decreased by	Total number now held	Total $ paid	Total $ unpaid	Fully paid	Benefically held	Top 20 member
ORD	0		2000000			Y	Y	Y

The changes apply to members whose shareholding has changed

Changes to member's register details

Member details

Company Name

J.P. MORGAN NOMINEES AUSTRALIA LIMITED

ABN or ACN or ARBN or ARSN

002 899 961

Address

LOCKED BAG 7
ROYAL EXCHANGE NSW 1225

Earliest date of change **05-12-2006**

The changes are

Share class code	Shares Increased by	Share Decreased by	Total number now held	Total $ paid	Total $ unpaid	Fully paid	Benefically held	Top 20 member
ORD	0		3214332			Y	N	N

The changes apply to members whose shareholding has changed

Changes to member's register details

Member details

Company Name

NATIONAL NOMINEES LIMITED

ABN or ACN or ARBN or ARSN

004 278 899

Address

GPO BOX 1406M
MELBOURNE VIC 3001

Earliest date of change **05-12-2006**

The changes are

Share class code	Shares Increased by	Share Decreased by	Total number now held	Total $ paid	Total $ unpaid	Fully paid	Benefically held	Top 20 member
ORD		-4893342	7690758			Y	N	Y

The changes apply to members whose shareholding has changed

Changes to member's register details

Member details

Company Name

ANZ NOMINEES LIMITED

ABN or ACN or ARBN or ARSN

005 357 568

Address

GPO BOX 2842AA
MELBOURNE VIC 3001

Earliest date of change 05-12-2006

The changes are

Share class code	Shares Increased by	Share Decreased by	Total number now held	Total $ paid	Total $ unpaid	Fully paid	Beneficially held	Top 20 member
ORD	5758209		7971409			Y	N	Y

The changes apply to members whose shareholding has changed

Changes to member's register details

Member details

Company Name

SYNGENE LTD.

ABN or ACN or ARBN or ARSN

006 161 753

Address

LEVEL 1
10 WALLACE AVENUE
TOORAK VIC 3142

Earliest date of change 05-12-2006

The changes are

Share class code	Shares Increased by	Share Decreased by	Total number now held	Total $ paid	Total $ unpaid	Fully paid	Beneficially held	Top 20 member
ORD	0		54413467			Y	Y	Y

The changes apply to members whose shareholding has changed

Changes to member's register details

Member details

Company Name

POLYCHIP PHARMACEUTICALS PTY LTD

ABN or ACN or ARBN or ARSN

006 455 456

Address

LEVEL 1
10 WALLACE AVENUE
TOORAK VIC 3142

Earliest date of change 05-12-2006

The changes are

Share class code	Shares Increased by	Share Decreased by	Total number now held	Total $ paid	Total $ unpaid	Fully paid	Beneficially held	Top 20 member
ORD	30303030		102739830			Y	Y	Y

The changes apply to

Changes to member's register details

members whose shareholding has changed

Member details

Company Name

MURDOCH CHILDRENS RESEARCH INSTITUTE

ABN or ACN or ARBN or ARSN

006 566 972

Address

10TH FLOOR
ROYAL CHILDRENS' HOSPITAL
FLEMINGTON ROAD
PARKVILLE VIC 3052

Earliest date of change **05-12-2006**

The changes are

Share class code	Shares Increased by	Share Decreased by	Total number now held	Total $ paid	Total $ unpaid	Fully paid	Benefically held	Top 20 member
ORD	0		6925000			Y	Y	Y

The changes apply to members whose shareholding has changed

Changes to member's register details

Member details

Company Name

SPOTLIGHT SUPERANNUATION PTY. LTD.

ABN or ACN or ARBN or ARSN

070 073 853

Address

100 MARKET STREET
SOUTH MELBOURNE VIC 3205

Earliest date of change **05-12-2006**

The changes are

Share class code	Shares Increased by	Share Decreased by	Total number now held	Total $ paid	Total $ unpaid	Fully paid	Benefically held	Top 20 member
ORD	0		2071795			Y	N	Y

The changes apply to members whose shareholding has changed

Changes to member's register details

Member details

Company Name

ISIS PHARMACEUTICALS INC

ABN or ACN or ARBN or ARSN

103608082

Address

2292 FARADAY AVE
CARLBAD CA
92008
UNITED STATES OF AMERICA

Earliest date of change 05-12-2006

The changes are

Share class code	Shares Increased by	Share Decreased by	Total number now held	Total $ paid	Total $ unpaid	Fully paid	Benefically held	Top 20 member
ORD	0		40333333			Y	Y	Y

The changes apply to members whose shareholding has changed

Changes to member's register details

Member details

Given names **SHIJIE**

Family name **YUAN**

Address

86 MARION STREET
BANKSTOWN NSW 2200

Earliest date of change **05-12-2006**

The changes are

Share class code	Shares Increased by	Share Decreased by	Total number now held	Total $ paid	Total $ unpaid	Fully paid	Benefically held	Top 20 member
ORD	0		2072800			Y	Y	Y

The changes apply to members whose shareholding has changed

Changes to member's register details

Member details

Given names **LOIS ALMA**

Family name **MOORE**

Address

PO BOX 8
DURHAM OX VIC 3576

Member details

Given names **ALISTAIR ALEXANDER**

Family name **MOORE**

Address

PO BOX 8
DURHAM OX VIC 3576

Earliest date of change **05-12-2006**

The changes are

Share class code	Shares Increased by	Share Decreased by	Total number now held	Total $ paid	Total $ unpaid	Fully paid	Benefically held	Top 20 member
ORD	1600000		2794086			Y	Y	Y

The changes apply to members whose shareholding has changed

Changes to member's register details

Member details

Company Name

Firebird Global Master Fund II Ltd

Address

PO Box 847 GT George Town
Grand Cayman
Cayman Islands

Earliest date of change 05-12-2006

The changes are

Share class code	Shares Increased by	Share Decreased by	Total number now held	Total $ paid	Total $ unpaid	Fully paid	Benefically held	Top 20 member
ORD	30000000		30000000			Y	Y	Y

Date of entry of member's name in register 05-12-2006

The changes apply to members whose shareholding has changed

Changes to member's register details

Member details

Company Name

Firebird Global Master Fund Ltd

Address

PO Box 847 GT Georg Town
Grand Cayman
Cayman Islands

Earliest date of change 05-12-2006

The changes are

Share class code	Shares Increased by	Share Decreased by	Total number now held	Total $ paid	Total $ unpaid	Fully paid	Benefically held	Top 20 member
ORD	30000000		30000000			Y	Y	Y

Date of entry of member's name in register 05-12-2006

The changes apply to members whose shareholding has changed

Changes to member's register details

Member details

Company Name

PowerOne Capital Markets Limited

Address

130 King Street West Suite
2810 Toronto on M5X 1A9
Canada

Earliest date of change 05-12-2006

The changes are

Share class code	Shares Increased by	Share Decreased by	Total number now held	Total $ paid	Total $ unpaid	Fully paid	Benefically held	Top 20 member
ORD	9000000		9000000			Y	Y	Y

Date of entry of member's name in register: **05-12-2006**

The changes apply to members whose shareholding has changed

Changes to member's register details

Member details

Company Name: **Benefund Limited**

Address:
LEVEL 4
11-19 BANK PLACE
MELBOURNE VIC 3000
Australia

Earliest date of change: **05-12-2006**

The changes are

Share class code	Shares Increased by	Share Decreased by	Total number now held	Total $ paid	Total $ unpaid	Fully paid	Benefically held	Top 20 member
ORD	7030975		7030975			Y		Y

Date of entry of member's name in register: **05-12-2006**

The changes apply to members whose shareholding has changed

Changes to member's register details

Member details

Company Name: **Flintberg Pty Ltd**

Address:
20 Clarinda Street
Caulfield South Vic 3162
Australia

Earliest date of change: **05-12-2006**

The changes are

Share class code	Shares Increased by	Share Decreased by	Total number now held	Total $ paid	Total $ unpaid	Fully paid	Benefically held	Top 20 member
ORD	2647985		2647985			Y		Y

Date of entry of member's name in register: **05-12-2006**

The changes apply to members whose shareholding has changed

Changes to member's register details

Member details

Given names: **Trevor**

Family name: **READ**

Address

PO Box 283
Abbotsford Vic
Australia

Earliest date of change **05-12-2006**

The changes are

Share class code	Shares Increased by	Share Decreased by	Total number now held	Total $ paid	Total $ unpaid	Fully paid	Benefically held	Top 20 member
ORD	2400000		2400000			Y		Y

Date of entry of member's name in register **05-12-2006**

The changes apply to members whose shareholding has changed

Changes to member's register details

Member details

Company Name **Tricom Nominees Pty Limited**

Address

'EXHANGE HOUSE' LEVEL 9
10 BRIDGE STREET
SYDNEY NSW 2000
Australia

Earliest date of change **05-12-2006**

The changes are

Share class code	Shares Increased by	Share Decreased by	Total number now held	Total $ paid	Total $ unpaid	Fully paid	Benefically held	Top 20 member
ORD	2185000		2185000			Y		Y

Date of entry of member's name in register **05-12-2006**

The changes apply to members whose shareholding has changed

Changes to member's register details

Member details

Company Name **Comsec Nominees Pty Limited**

Address

Locked Bag 22
Australia Square NSW
Australia

Earliest date of change **05-12-2006**

The changes are

Share class code	Shares Increased by	Share Decreased by	Total number now held	Total $ paid	Total $ unpaid	Fully paid	Benefically held	Top 20 member
ORD	2087024		2087024			Y		Y

Date of entry of member's name in register: 05-12-2006

The changes apply to members whose shareholding has changed

Changes to member's register details

Member details

Company Name

Jindabyne Pty Ltd

Address

42 Stanley Street
Nedlands WA 6009
Australia

Earliest date of change: 05-12-2006

The changes are

Share class code	Shares Increased by	Share Decreased by	Total number now held	Total $ paid	Total $ unpaid	Fully paid	Benefically held	Top 20 member
ORD	2000000		2000000			Y		Y

Date of entry of member's name in register: 05-12-2006

antisense THERAPEUTICS

20 December 2006

Growth and sight disorders drug, ATL1103, to progress towards clinical development

Antisense Therapeutics (ANP) is pleased to report that the Company is planning to further develop its second generation antisense drug ATL1103 for growth and sight disorders. Sufficient quantities of the drug will be manufactured for pre-clinical safety and initial human clinical trials which will then be formulated into injectable product to be used in the toxicology studies planned for the 2nd Half of 2007.

ATL1103 is designed to work by blocking growth hormone receptor (GHr) expression thereby reducing levels of the hormone insulin-like growth factor-1 (IGF-I) in the blood and is a potential treatment for the growth disorder acromegaly (characterized by abnormal growth of organs, face hands and feet) as well as for diabetic retinopathy, a common disease of the eye and a leading cause of blindness.

In animal study results previously reported by the Company, ATL1103 demonstrated its intended therapeutic action by significantly reducing IGF-I levels in the blood. Suppression of IGF-I in the blood is an important indicator of clinical benefit in the treatment of acromegaly and diabetic retinopathy. In a primate study, monkeys were injected with ATL1103 over a 6 week period. IGF-I levels were suppressed by 35% relative to placebo, a level of effect, which if achieved in humans, would provide potential therapeutic benefit.

ATL1103 has also demonstrated its intended therapeutic action in an animal model of retinopathy by significantly reducing retinal neovascularisation (the growth of abnormal new blood vessels). In the human disease, these new abnormal blood vessels break and bleed into the eye leading to scarring within the eye and, in turn, blindness if not treated.

ANP CEO Mark Diamond commented "ATL1103 provides us with another potentially high quality drug to complement our lead drug ATL1102 for multiple sclerosis which is currently in Phase II clinical trials. ATL1103 is well suited to move into clinical development as;

- ATL1103's biological target, GHr, is clinically validated, meaning that clinical studies have confirmed that suppression of GHr in humans provides effective disease treatment

- Serum IGF-I is an easy to measure and a reliable clinical endpoint which can be assessed in early clinical studies and,

- ATL1103 has already demonstrated its intended activity in a series of animal studies.

These 3 factors significantly reduce the associated development risk, and as a consequence the Company is very keen to move forward as aggressively as possible with the development of this compound"

antisense THERAPEUTICS

Background Information

ATL1103 is a second generation antisense drug designed to block growth hormone receptor (GHr) expression thereby reducing levels of the hormone insulin-like growth factor-I (IGF-I) in the blood and is a potential treatment for diseases associated with excessive growth hormone action. These diseases include acromegaly (an abnormal growth disorder of organs, face, hands and feet) and diabetic retinopathy. The latter disorder is a common disease of the eye and a major cause of blindness. Acromegalic patients are known to have significantly higher blood IGF-I levels than healthy individuals. Reduction of these levels to normal is accepted by clinical authorities as the primary marker of an effective drug treatment for the disease. In the case of diabetic retinopathy, published clinical studies have shown that treatments producing a reduction in IGF-I levels retarded the progression of the disease in patients.

Acromegaly is a serious chronic life shortening disease triggered by excess secretion of growth hormone (GH) by benign pituitary tumours. Oversupply of GH over stimulates liver, fat and kidney cells, through their GH receptors, to produce excess levels of Insulin-Like Growth Factor-I (IGF-I) in the blood manifesting in abnormal growth of the face, hands and feet, and enlargement of body organs including liver, kidney and heart. The primary treatments for acromegaly are to surgically remove the pituitary gland and/or drug therapy to normalize GH and serum IGF-I levels. In North America, Europe and Japan there are approximately 40,000 diagnosed acromegaly patients with about half requiring drug therapy. In 2004, the total acromegaly market was valued at US$780M and forecast to grow with the introduction of newer and more effective medications.

Diabetic retinopathy is one of the leading causes of vision loss. Over 5 million Americans aged 18 and older are affected by diabetic retinopathy. Around 12,000-24,000 patients with diabetic retinopathy lose their eyesight each year in the US alone. This condition is caused by new blood vessel formation in the retina or macula (the central part of the retina). In diabetes, high blood glucose can cause oxygen deprivation in certain tissues, which can stimulate factors that induce additional blood vessels in the retina. These new blood vessels may break and bleed into the eye leading to scarring within the eye. Surgical ablative treatments such as photocoagulation (laser therapy) are available but are not completely effective, may cause partial vision loss, and can only be used a limited number of times. There is presently no pharmaceutical therapeutic approved for the treatment of diabetic retinopathy.

About Antisense Therapeutics Limited

Antisense Therapeutics Limited (ASX: ANP) is an Australian publicly listed biopharmaceutical drug discovery and development company. Its mission is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets. ANP's major shareholders include Circadian Technologies Limited (ASX: CIR) and Isis Pharmaceuticals Inc (NASDAQ: ISIS).

Contact Information:

Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Phillip Hains +61 3 9824 5254
Media – Market Connect (Simon Watkin) +61 3 9686 9931